Exhibit 99.1

BANCOLOMBIA ANNOUNCES AN AGREEMENT TO ACQUIRE 40% OF THE COMMON STOCK OF GRUPO AGROMERCANTIL HOLDING

Medellin, Colombia, March 13, 2020

In furtherance of the press release published on February 28, 2020, Bancolombia S.A (“Bancolombia”) announces that today Bancolombia Panama S.A. (“Bancolombia Panama”) and BAM Financial Corporation BFC, entered into a stock purchase agreement (the “Agreement”) pursuant to which Bancolombia Panama will acquire 40% of the common stock (the “Shares”) of Grupo Agromercantil Holding (“GAH”). GAH owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others, Banco Agromercantil of Guatemala (“BAM”). Following completion of this transaction, Bancolombia will own 100% of the common stock of GAH.

The aggregate purchase price for the Shares is USD 289,144,606, and such amount has been provisioned in Bancolombia’s consolidated financial statements for the fiscal year 2019.

Closing of the transaction will occur after the approval by regulatory authorities which is expected to happen in the third quarter of 2020.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837